Exhibit 99.2

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(在中華人民共和國註冊成立的股份有限公司)

(Stock Code 股份代號 : 1055)

NOTIFICATION LETTER 通知信函

26 February 2016

Dear Non-registered holder (1),

China Southern Airlines Company Limited (the “Company”)

— Notice of Publication of Circular (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.csair.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Performance Report” or “Other Reports” and viewing them through Adobe® Reader® or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.csair.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please send an email to csair.ecom@computershare.com.hk.

Yours faithfully, For and on behalf of China Southern Airlines Company Limited Tan Wan Geng Vice Chairman

Note:	(1) This letter is addressed to Non-registered holders of the Company only (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1):

中國南方航空股份有限公司 (「本公司」)

— 通函 (「本次公司通訊文件」) 之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站 (www.csair.com) 及香港交易所披露易網站 (www.hkexnews.hk), 歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項, 再在「業績報告」或「其他報告」下使用Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本, 請填妥在本函背面的申請表格, 並使用隨附之郵寄標籤寄回本公司經香港證券登 記有限公司 (「香港證券登記處」) (如在香港投寄, 毋須貼上郵票; 否則, 請貼上適當的郵票) 。香港證券登記處地址為香港灣仔皇 后大道東183號合和中心17M樓。申請 表格亦可於本公司網站 (www.csair.com) 或香 港交易所披露易網站 (www.hkexnews.hk) 內下載。

如對本函內容有任何疑問, 請電郵至 csair.ecom@computershare.com.hk 。

代表 中國南方航空股份有限公司 副董事長 譚萬庚 謹啟

2016年2月26日

附註 :	(1)此函件只向本公司之非登記持有人 (「非登記持有人」指股份存放於中央結算及交收系統的人士或公司, 透過香港中央結算有限公司 不時向本公司發出通知, 希望收到公司通訊文件) 發出。如果閣下已經出售或轉讓所持有之本公司股份, 則無需理會本函件及所附申請表格。